UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41965

Semilux International Ltd.

(Registrant’s Name)

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of Business Combination

As previously announced by the Company (defined below) and Chenghe (defined below) on July 21, 2023, and as described in greater detail in the proxy statement/prospectus included in the Registration Statement on Form F-4, which was filed by the Company with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on January 12, 2024, and the definitive proxy statement filed with the SEC on January 12, 2024 (the “Merger Proxy Statement”), which is incorporated herein by reference, Chenghe Acquisition Co., a Cayman Islands exempted company with limited liability (“Chenghe”) entered into a Business Combination Agreement, dated as of July 21, 2023, with Semilux International Ltd., a Cayman Islands exempted company with limited liability (the “Company”), Semilux Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Taiwan Color Optics, Inc. (“TCO”), a company incorporated and in existence under the laws of Taiwan with uniform commercial number of 25052644 (the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Capitalized terms used but not otherwise defined in this section shall have the meanings given to such terms by the Business Combination Agreement.

Pursuant to the Business Combination Agreement, (i) at the Closing Date, each SPAC Unit outstanding immediately prior to the Closing Date was automatically detached, and the holder thereof was deemed to hold one (1) SPAC Class A Ordinary Share and one-half (1/2) of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit; (ii) each SPAC Class B Ordinary Share that was issued and outstanding immediately prior to the Closing Date was automatically converted into one (1) SPAC Class A Ordinary Share in accordance with the terms of the SPAC Articles (such automatic conversion, the “SPAC Class B Conversion”); (iii)  each SPAC Class A Ordinary Share (which, for the avoidance of doubt, includes the SPAC Class A Ordinary Shares (A) issued in connection with the SPAC Class B Conversion and (B) held as a result of the unit separation) that was issued and outstanding was cancelled in exchange for the right to receive one (1) CayCo Ordinary Share; and (iv)  each SPAC Warrant that was outstanding and unexercised was converted into and become the right to receive a CayCo Warrant, which is on the same terms and conditions as the applicable SPAC Warrant. Unless otherwise defined herein, capitalized terms used herein are defined in the Business Combination Agreement.

On February 15, 2024 (the “Closing Date”), pursuant to the Business Combination Agreement, Merger Sub merged with and into Chenghe with Chenghe being the surviving company and as a direct, wholly owned subsidiary of the Company, and Chenghe changed its name to “SEMILUX LTD.”.

The foregoing description of the Business Combination Agreement contained in this Report does not purport to be complete and is qualified in its entirety by the text of the Business Combination Agreement, which was filed as part of the Merger Proxy Statement (as Annex A thereto and as Exhibit 2.1 to the Company's Form F-4 in connection therewith), and as Exhibit 2.1 to Chenghe’s Current Report on Form 8-K filed on February 15, 2024, and which is incorporated by reference herein.

The CayCo Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “SELX” on February 16, 2024.

Board of Directors and Management of the Company

The Company’s directors and executive officers after the closing of the Business Combination are described in the section entitled “Management of CayCo After the Business Combination” beginning on page 222 of the Merger Proxy Statement, and that information is incorporated herein by reference. In connection with the Business Combination, the following directors described therein constitute the entire board of directors of the Company:

Yung-Peng Chang

Alan Chih-Feng Wang

Charles W. Tu1236

Mu-Jung Yang12345

Kwan Sun123

[1]	Member of Audit Committee
[2]	Member of Compensation Committee
[3]	Member of Nominating Corporate and Governance Committee
[4]	Chairperson of Audit Committee
[5]	Chairperson of Compensation Committee
[6]	Chairperson of Nominating Corporate and Governance Committee

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Amendment to Memorandum and Articles of Association

In connection with the closing of the Business Combination, the Company passed by special resolution an amended and restated memorandum and articles of association (the “Amended M&A”) under Cayman Islands law. The material terms of the Amended M&A and the general effect upon the rights of holders of our capital shares are included in the Merger Proxy Statement under the sections entitled “Description of Securities – Securities of CayCo” and “Comparison of Rights of CayCo Shareholder and Chenghe Shareholders” beginning on page 241and page 248, respectively, which are incorporated by reference herein.

The foregoing description of the Amended M&A is a summary only and are qualified in its entirety by reference to the Amended M&A, which was filed as part of the Merger Proxy Statement (as Annex B thereto and as Exhibit 3.1 to the Company's Form F-4 in connection therewith), and which is incorporated by reference herein.

Related Agreements

Assignment, Assumption and Amendment Agreement

Immediately prior to the consummation of the Business Combination, the Company, Chenghe, and Continental Stock Transfer & Trust Company (“Continental”) entered into an assignment, assumption and amendment agreement (the “Assignment, Assumption and Amendment Agreement”), pursuant to which Chenghe assigned to the Company all of its rights, interests, and obligations in and under the Warrant Agreement, dated April 27, 2022, by and between Chenghe and Continental, and the terms and conditions of such Warrant Agreement were amended and restated to, among other things, reflect the assumption of the SPAC Warrants by the Company as described above.

The foregoing description of the Assignment, Assumption and Amendment Agreement and the rights and restrictions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the Assignment, Assumption and Amendment Agreement, which was filed as Exhibit 4.7 to the Company's Form F-4 in connection therewith, and as Exhibit 10.1 to Chenghe’s Current Report on Form 8-K filed on February 15, 2024, and which is incorporated by reference herein.

Lock-Up Agreements

On the Closing Date, the Company, certain shareholders of TCO listed thereto (the “Company Holders”) and certain persons listed thereto (the “Sponsor Key Holders”, and together with the Company Holders, the “Holders”) entered into a lock-up agreement (the “Lock-up Agreement”). Pursuant to the Lock-up Agreement, each Holder agrees to not transfer any Lock-Up Shares (as defined in the Lock-Up Agreement) for a period of six (6) months after the Closing Date, with certain exceptions and carveouts.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lock-up Agreement, which was filed as part of the Merger Proxy Statement (as Annex E thereto and as Exhibit 10.4 to the Company's Form F-4 in connection therewith), and which is incorporated by reference herein.

Investor Rights Agreement

On the Closing Date, Chenghe, the Company, Merger Sub, TCO, certain TCO shareholders named and certain Chenghe shareholders entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, (i) the Company will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act, and the holders party thereto, subject to certain requirements and customary conditions, will be granted customary demand and piggyback registration rights, and (ii) each party to the Investor Rights Agreement agrees to cause (x) the Company’s board of directors to be comprised of five (5) directors (subject to increase by unanimous resolutions of the board of directors from time to time), (y) one (1) of such directors should be nominated by the Sponsor and (z) as long as the Sponsor Parties (as defined therein) beneficially own any CayCo Ordinary Shares, the Company shall take all necessary actions to cause the individuals nominated by the Sponsor for election as directors to be elected as directors..

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Investor Rights Agreement, which was filed as part of the Merger Proxy Statement (as Annex F thereto and as Exhibit 10.5 to the Company's Form F-4 in connection therewith), and as Exhibit 10.2 to Chenghe’s Current Report on Form 8-K filed on February 15, 2024, and which is incorporated by reference herein.

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White Lion Common Stock Purchase and Registration Rights Agreements

On February 16, 2024, the Company entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”) and a related registration rights agreement (the “White Lion RRA”) with White Lion Capital, LLC, a Nevada limited liability company (“White Lion”). Pursuant to the Common Stock Purchase Agreement, the Company has the right, but not the obligation to require White Lion to purchase, from time to time, up to $50,000,000 in aggregate gross purchase price of newly issued shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement. Capitalized terms used but not otherwise defined in this section shall have the meanings given to such terms by the Common Stock Purchase Agreement and the White Lion RRA.

The Company is obligated under the Common Stock Purchase Agreement and the White Lion RRA to file a registration statement with the SEC to register the Common Stock under the Securities Act of 1933, as amended (the “Securities Act”), for the resale by White Lion of shares of Common Stock that the Company may issue to White Lion under the Common Stock Purchase Agreement.

Subject to the satisfaction of certain customary conditions including, without limitation, the effectiveness of a registration statement registering the shares issuable pursuant to the Common Stock Purchase Agreement, the Company’s right to sell shares to White Lion will commence on the effective date of the registration statement and extend until the date White Lion no longer holds any Registrable Securities. During such term, subject to the terms and conditions of the Common Stock Purchase Agreement, the Company may notify White Lion when the Company exercises its right to sell shares.

The Company will have the right to terminate the Common Stock Purchase Agreement at any time in the event of a material breach of the Agreement by White Lion. Additionally, the Common Stock Purchase Agreement shall automatically terminate on the earlier of (i) the end of the Commitment Period or (ii) the date that, pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company, a Custodian is appointed for the Company or for all or substantially all of its property or the Company makes a general assignment for the benefit of its creditors, subject to certain conditions in the Common Stock Purchase Agreement. No termination of the Common Stock Purchase Agreement will affect the registration rights provisions contained in the White Lion RRA.

In consideration for the commitments of White Lion, as described above, the Company has agreed that it will issue to White Lion shares of Common Stock equaling to $250,000 divided by the closing price of the Common Stock on the Commitment Shares Determination Date. The Company may increase the number of shares it may sell to White Lion by issuing additional Commitment Shares in a second tranche equaling to $250,000 divided by the closing price of Common Stock of the applicable Closing Date or applicable Rapid Closing date in which the aggregate purchase of Purchase Notice Shares exceeds $25,000,000.

Concurrently with the execution of the Common Stock Purchase Agreement, the Company entered into the White Lion RRA with White Lion in which the Company has agreed to register the shares of Common Stock purchased by White Lion with the SEC for resale within 30 days of the consummation of the Business Combination. The White Lion RRA also contains usual and customary damages provisions for failure to file and failure to have the registration statement declared effective by the SEC within the time periods specified.

The Common Stock Purchase Agreement and the White Lion RRA contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The foregoing descriptions of the Common Stock Purchase Agreement and the White Lion RRA are qualified in their entirety by reference to the full text of the Common Stock Purchase Agreement and the White Lion RRA, which are attached as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K and are incorporated herein by reference.

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Cautionary Note Regarding Forward-Looking Statements

Some of the information contained in this Report, or incorporated by reference herein, constitutes “forward-looking statements” within the definition of the Private Securities Litigation Reform Act of 1995. These statements can be identified by forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “continue,” “could,” “estimate,” “future,” “expect,” “intends,” “might,” “plan,” “possible,” “potential,” “aim,” “strive,” “predict,” “project,” “should,” “would” or similar words. Investors should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

We believe it is important to communicate our expectations to its shareholders. However, there may be events in the future that our management is not able to predict accurately or over which we have no control. The cautionary language contained in this Report and incorporated herein by reference, involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to the factors discussed under the “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections beginning on pages 50, 90, and 202, respectively, of the Merger Proxy Statement, which sections are incorporated herein by reference. Accordingly, undue reliance should not be placed on these forward-looking statements. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports that the Company will file from time to time with the SEC after the date of this Report.

Financial Statements and Exhibits.

The following are exhibits herewith:

Exhibit No.	Description

10.1	Common Stock Purchase Agreement, dated as of February 16, 2024, by and between White Lion Capital, LLC and Semilux International Ltd.
10.2	Registration Rights Agreement, dated as of February 16, 2024, by and between White Lion Capital, LLC and Semilux International Ltd.
99.1	Press Release Dated February 22, 2024.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Semilux International Ltd.

Date: February 22, 2024	By:	/s/ Yung-Peng Chang
	Name:	Yung-Peng Chang
	Title:	Chief Executive Officer

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